cbdMD, Inc.
8845 Red Oak Boulevard
Charlotte, North Carolina 28217

Writer’s Direct Line (919) 641-8759

'CORRESP'

April 15, 2022

Office of Life Sciences
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:	Michael Davis, Senior Law Clerk
Suzanne Hayes, Branch Chief

Re:	cbdMD, Inc. (the "Company")
Registration Statement on Form S-3
Filed April 5, 2021
File No. 333-264143

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, April 21, 2022, at 5:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel Nason, Yeager, Gerson, Harris & Fumero, P.A. by calling Brian A. Pearlman, Esq. at (954) 632-4564.

Thank you.

Sincerely,

/s/ T. Ronan Kennedy
T. Ronan Kennedy
Chief Financial Officer and Chief Operating Officer

cc:
Brian A. Pearlman, Esq.